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10027544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 26 2010

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicholas-Applegate Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Broadway, 30th Floor
(No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin (949)219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicholas-Applegate Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2010 by Colleen Martin, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Seal)

AMY FREEMAN
Commission # 1730009
Notary Public - California
Orange County
My Comm. Expires Mar 9, 2011

Signature of Notary Public

NICHOLAS APPLEGATE SECURITIES LLC

Table of Contents

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Managing Member
Nicholas Applegate Securities LLC:

We have audited the accompanying statement of financial condition of Nicholas Applegate Securities LLC (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nicholas Applegate Securities LLC as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in note 5 to the statement of financial condition, there is a proposal before the shareholders of the affiliated funds to which the Company provides services that if passed would result in the Company no longer providing such services. As a result, if the proposal passes, management of the Company would intend to withdraw its registration as a broker dealer and liquidate its holdings. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

February 23, 2010

NICHOLAS APPLEGATE SECURITIES LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	94,944
Distribution fees receivable		1,576
Prepaid expenses		32,088
Total assets	$	128,608

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	11,750
Due to affiliate		30,440
Total liabilities		42,190
Member's capital		86,418
Total liabilities and member's capital	$	128,608

See accompanying notes to statement of financial condition.

(1) Organization

Nicholas Applegate Securities LLC (the Company), a single-member limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company's purpose is to serve as the distributor to the Nicholas Applegate Institutional Funds (the Trust), an affiliated mutual fund registered under the Investment Company Act of 1940. The Trust currently offers up to five classes of shares to investors: Class I through IV, which are designated for institutional investors, and Class R, which is designated for retirement plans. Nicholas Applegate Capital Management (NACM), an affiliate of the Company, is a registered investment advisor and provides advisory services to the Trust.

The Company and NACM are both wholly owned subsidiaries of Nicholas Applegate Holdings LLC, which is wholly owned by Allianz Global Investors Management Partners LLC (formerly Allianz Global Investors US Equities LLC), which in turn is wholly owned by Allianz Global Investors of America L.P. (AllianzGI LP). Allianz SE owns a majority interest in AllianzGI LP and is a global insurance company engaging in property and casualty protection, life and health insurance, banking, and asset management.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Summary of Significant Accounting Policies

(a) Cash

Cash consists of cash on deposit with a financial institution. The account balance periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Distribution Fees

Pursuant to the distribution agreements with the Trust, the Company has the right to receive distribution fees of 0.25% on the average daily net assets of Class R shares of the funds. Distribution fees are recognized as the services are performed.

(c) Income Taxes

The Company, as a limited liability company, is not subject to federal and state income tax. Ultimately, all partners of Allianz GI LP are responsible for taxes, if any, on their proportionate share of the Company's taxable income.

Management has analyzed the Company's uncertain tax positions, which meet the threshold of "more-likely than-not" to be sustained upon challenge by the taxing authority, and identified no uncertain tax positions that require recognition and measurement within the statement of financial condition.

(Continued)

(d) ***Fair Value of Financial Instruments***

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash, prepaid expenses, distribution fees receivable, due to affiliate, accounts payable, and accrued expenses approximates fair value due to their short maturity.

(e) ***Use of Estimates***

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

(3) Related-Party Transactions

Allianz Global Investors Management Partners LLC (AGIMP) provides personnel services, and NACM provides office space and certain other support services to the Company. The officers of the Company are employed by AGIMP.

NACM and AGIMP pay and allocate all direct operating expenses to the Company. Shared expenses for employees who work for AGIMP and the Company, such as payroll, profit sharing, and employee benefits, were paid by AGIMP and allocated to the Company based on the percentage that each shared employee was utilized by the Company. Overhead paid by NACM, such as rent, depreciation, and insurance, was allocated to the Company in the proportion that the Company's full-time employees bear to all full-time employees of the Company and NACM combined. The Company did not reimburse AGIMP or NACM for $147,312 and $29,186, respectively, of these allocated expenses, and consequently, these amounts have been treated as capital contributions. The Company has a payable of $30,440 to affiliates at December 31, 2009 that includes $28,000 for expenses paid by AllianzGI LP and $2,440 for allocated expenses due to NACM.

The Company, at its discretion, may pay state registration fees and other expenses on behalf of the Trust and is reimbursed as funds become available.

(Continued)

(4) Net Capital

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2009, the Company had net capital for regulatory purposes of $52,754, which was $47,754 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.80-to-1.

(5) Subsequent Events

The Company has evaluated events occurring after December 31, 2009 (subsequent events) through February 23, 2010, the date the financial statements were issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. The following events were identified.

The Board of Trustees for the Nicholas Applegate Institutional Funds, has approved the reorganization of the Funds into the Allianz Funds. Pending shareholder approval, the transactions are expected to occur in March and April of 2010. In an ancillary transaction, management of Nicholas-Applegate Securities LLC intent is to then withdraw the broker/dealer registration of Nicholas-Applegate Securities LLC and liquidate the Company.

Nicholas-Applegate Securities LLC has been incurring net losses for the past several years. Subsequent to year-end, AllianzGI LP provided assurance to the Company that it will provide it with sufficient financial support to satisfy its obligations and maintain the statutory net capital requirements through calendar year 2010 in the event that management does not pursue liquidation.

KPMG

NICHOLAS APPLEGATE SECURITIES LLC

(SEC Identification No. 8-45406)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a public document.